Exhibit (e)(15)

Synthorx, Inc.

11099 N. Torrey Pines Road, Suite 190

La Jolla, CA 92037

December 30, 2019

[Recipient]

Re: Certain Compensation Matters

Dear [Recipient],

As you know, Synthorx, Inc. (the “Company”) has entered into an Agreement and Plan of Merger, dated December 7, 2019 (the “Merger Agreement”) with Sanofi, a French société anonyme (“Parent”) and Thunder Acquisition Corp., a wholly-owned subsidiary of Parent (“Merger Sub”). All capitalized terms used but not defined in this letter agreement shall be as set forth in the Merger Agreement.

In consideration of your services to the Company and contingent upon the Effective Time, the Board of Directors of the Company has approved the special Gross-Up Payment (defined below) to be made to you on the terms and conditions described in this letter agreement between you and the Company (the “Agreement”). This Agreement and the Gross-Up Payment provided for herein shall replace and supersede any other agreements and promises made to you by the Company, whether written or oral, on the subject matter herein, including any provisions in any Company benefit or compensation plan, agreement or arrangement providing for different treatment with respect to payments subject to Section 280G of the Internal Revenue Code of 1986, as amended, and the regulations and guidance issued thereunder (the “Code”). For the avoidance of doubt, if the Effective Time does not occur, you will not receive a Gross-Up Payment.

Indemnification for Golden Parachute Excise Taxes

If any payment or benefit (including payments and benefits pursuant to this Agreement) you would receive in connection with the Merger from the Company or otherwise (each, a “Payment”) would (i) constitute a “parachute payment” within the meaning of Section 280G of the Code, and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then the Company shall pay and you shall be entitled to receive an additional payment (the “Gross-Up Payment”) from the Company in an amount that, after the payment of all taxes (including, without limitation, (i) any income or employment taxes, (ii) any interest or penalties imposed with respect to such taxes, and (iii) any additional excise tax imposed by Section 4999 of the Code) on the Gross-Up Payment, you shall retain, in addition to the Payments, an amount equal to the full Excise Tax. Notwithstanding anything to the contrary herein, the aggregate value of the Gross-Up Payments that may be paid to individuals in connection with the transactions contemplated by the Merger Agreement, including any payments that may be made in connection with an audit or contested audit, as described below, (the “Aggregate Payments”) is $35,000,000, and if the Aggregate Payments exceed that amount, then your Gross-Up Payment shall be subject to reduction in such manner as may be determined by the Board of Directors of the Company as of immediately prior to the Effective Time. The Company’s obligation to make the Gross-up Payment shall be conditioned upon you reasonably cooperating with Parent and the Company by taking such actions that are reasonably available to mitigate the amount of any Excise Tax, in accordance with the terms of Part 3.16 of the disclosure schedules to the Merger Agreement, as amended as of December 30, 2019 (the “Amended Disclosure Schedule”). For the avoidance of doubt, you shall be deemed to have reasonably cooperated with Parent and the Company, and the Company shall have the obligation to make the Gross-Up Payment, if any, subject to the terms and conditions of this Agreement, if you net exercise stock options (including net withholding of shares to cover tax obligations) in accordance with the terms of the second paragraph of item 1 of the Amended Disclosure Schedule.

Calculation and Payment of the Gross-Up Payment

All determinations required to be made under this letter agreement, including whether and when a Gross-Up Payment is required, the amount of such Gross-Up Payment and the assumptions to be utilized in arriving at such determination, shall be made by Ernst & Young LLP in consultation with counsel for the Company and Parent (the “Accounting Firm”).

The Company will withhold and pay over to you, or to the Internal Revenue Service (“IRS”) and any state or local taxing authority (together with the IRS, a “Taxing Authority”) on your behalf, as applicable, an amount equal to the Gross-Up Payment in addition to any other amounts required to be withheld and paid over to any Taxing Authority in respect of any Payments, in each case as permitted under the applicable Treasury regulations. Such payment shall be made on or before the due date of the relevant taxes.

If the initial determination of the Accounting Firm is later determined to be incorrect, the Excise Tax will be redetermined by the Accounting Firm in accordance with the applicable Treasury regulations, and the amount of the Gross-Up Payment payable to you or to any Taxing Authority on your behalf will be redetermined by the Accounting Firm. In such event, subject to the limitations set forth in the final sentence of the section above entitled, “Indemnification for Golden Parachute Excise Taxes,” the Company shall pay to you or to the relevant Taxing Authority on your behalf any resulting underpayment, or you shall return to the Company any resulting overpayment that is paid to you thereafter by any Taxing Authority. Except as hereinafter set forth in the case of a claim made by a Taxing Authority, any determination (or redetermination, if applicable) by the Accounting Firm of the amount of the Gross-Up Payment shall be binding upon the Company and you, and you agree that, absent manifest error, you shall file all tax returns in respect of the relevant tax years consistently with such determination (or redetermination, if applicable).

Certain Assumptions

For purposes of determining the amount of the Gross-Up Payment, you shall be deemed to have: (x) paid federal income taxes at the highest marginal rate of federal income and employment taxation applicable to you for the calendar year in which the Gross-Up Payment is to be made, and (y) paid applicable state and local income taxes at the highest rate of taxation applicable to you for the calendar year in which the Gross-Up Payment is to be made (based on the state in which you reside at the relevant time), net of the maximum reduction in federal income taxes which could be obtained from deduction of such state and local taxes.

If You Are Audited

You are required to notify the Company of any written claim by any Taxing Authority that, if successful, would require you to pay an initial or any additional Excise Tax and/or other taxes on any Gross-Up Payment such that your aggregate liability for all Excise Taxes together with all other taxes on any Gross-Up Payment would exceed any Gross-Up Payment previously determined by the Accounting Firm to be due and that was paid to you or to any Taxing Authority on your behalf. Such notification shall be given to the Company as soon as practicable, but in any event no later than twenty (20) business days after you are given notice in writing of such claim by the Taxing Authority. You are required to provide the Company a copy of the notice of claim by the Taxing Authority and the date set forth in the claim that the Taxing Authority specifies as the due date for payment of such claim. You may not pay such claim prior to the expiration of the thirty (30) day period following the date on which you give such notice to the Company (or such shorter period ending on the date that any payment of taxes with respect to such claim is due). If the Company does not notify you in writing prior to the expiration of such thirty (30) day period that the Company desires to contest such claim, the Company shall, within fifteen (15) business days after the expiration of such thirty (30) day period, pay to you or to any Taxing Authority on your behalf the amount claimed to be due by the Taxing Authority, grossed up as an additional Gross-Up Payment in accordance with the methodology applicable to the determination of the initial Gross-Up Payment set forth above, such that, on an after-tax basis you are held harmless for any Excise Tax or any other tax (including interest or penalties thereon) imposed with respect to the payment required to be made by the Company to you or to any Taxing Authority on your behalf pursuant to this sentence.

If the Company notifies you in writing prior to the expiration of such thirty (30) day period that the Company desires that you contest such claim with the Taxing Authority, you must (i) give the Company any information reasonably requested by the Company relating to such claim, (ii) take such action in connection with contesting such claim as the Company shall reasonably request in writing from time to time, (iii) cooperate with the Company in good faith in order effectively to contest such claim and (iv) permit the Company to participate in any proceedings relating to such claim; provided, however, that the Company shall bear and pay directly all costs and expenses (including additional taxes, interest and penalties and reasonable professional fees) incurred in connection with such contest, and shall indemnify and hold you harmless, on an after-tax basis, for any Excise Tax or any other tax (including interest or penalties thereon) imposed and any such costs and expenses incurred by you as a result of such contest.

Without limitation of the foregoing provisions of this letter agreement, the Company shall control all proceedings taken in connection with such contest, and, at its sole discretion, may pursue or forgo any and all administrative appeals, proceedings, hearings and conferences with the Taxing Authority in respect of such claim and may, at its sole discretion, either direct you to pay the tax claimed and sue for a refund or contest the claim in any permissible manner, and you agree to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as the Company shall determine; provided, however, that (A) if the Company directs you to pay such claim and sue for a refund, the Company shall advance the amount of such payment to you, on an interest-free basis, and shall indemnify and hold you harmless, on an after-tax basis, from any Excise Tax or income or employment tax (including interest or penalties thereon) imposed with respect to such advance, including any forgiveness thereof, or with respect to any imputed income in connection with such advance and (B) if such contest results in any extension of the statute of limitations relating to payment of taxes for your taxable year with respect to which such contested amount is claimed to be due, such extension must be limited solely to such contested amount. Furthermore, the Company’s control of the contest shall be limited to issues with respect to which the Gross-Up Payment would be payable hereunder, and you are entitled to settle or contest, as the case may be, any other issue raised by the Taxing Authority.

If, after your receipt of an amount advanced by the Company pursuant to this letter agreement, you become entitled to receive any refund with respect to such claim, you must (subject to the other provisions of this letter agreement) promptly pay to the Company the amount of such refund received (together with any interest paid or credited thereon by the Taxing Authority after taxes applicable thereto). If, after your receipt of an amount advanced by the Company pursuant to this letter agreement, a determination is made that you are not entitled to any refund with respect to such claim and the Company does not notify you in writing of its desire that you contest such denial of refund prior to the expiration of the thirty (30) day period after such determination, then you shall not be required to repay any amount of such advance or any taxes paid by the Company with respect thereto.

For the avoidance of doubt, it is intended that the Gross-Up Payment satisfy the exemption from the application of Section 409A of the Code provided for under Treasury Regulations Section 1.409A-1(b)(4).

This Agreement is intended to bind and inure to the benefit of and be enforceable by you and the Company, and any surviving entity resulting from the Merger and upon any other person or entity who is a successor by merger, acquisition, consolidation or otherwise to the business formerly carried on by the Company, and their respective successors, assigns, heirs, executors and administrators, without regard to whether or not such person actively assumes any rights or duties hereunder; provided, however, that you may not assign any duties hereunder and may not assign any rights hereunder (other than by will or the laws of descent and distribution) without the written consent of the Company, which consent shall not be withheld unreasonably.

Please indicate your agreement to the terms and conditions set forth in this Agreement by executing below.

Sincerely,

[Company Signatory]

ACCEPTED:

[Recipient]